Exhibit 99.1

St. John's, NL – September 29, 2021

FORTIS INC. TO HOLD TELECONFERENCE ON OCTOBER 29

TO DISCUSS THIRD QUARTER 2021 RESULTS AND NEW FIVE-YEAR CAPITAL OUTLOOK

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its third quarter 2021 financial results and new five-year capital outlook for the period 2022-2026 on Friday, October 29, 2021. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter 2021 financial results and the new capital outlook for 2022 to 2026.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until November 29, 2021. Please call 1.800.585.8367 or 416.621.4642 and enter passcode 5711409.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $56 billion as at June 30, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com